Haights Cross Communications — Holding Company
Ratio of Earnings to Fixed Charges
Selected Periods
Exhibit 12.1

	2003	2004	2005	2006	2007

Ratio of Earnings to Fixed Charges:
Income before provision for income taxes, discontinued operations and cumulative effect of accounting change(c)	(1,577)	(18,793)	(24,309)	(73,320)	67,710

Fixed Charges

Interest Expense	19,928	48,194	59,328	65,787	61,772
Amortization of Deferred Financing Costs	2,027	2,937	3,579	3,382	3,423
Preferred Stock Accretion & dividends	17,472	2,735	3,048	3,334	2,182
Interest portion of rental expense (a)	472	510	556	576	584

Total Fixed Charges	39,899	54,376	66,511	73,079	67,961

Total Earnings	38,322	35,583	42,202	(241)	135,671

Ratio — Earnings to Fixed Charges	0.96	0.65	0.63	(0.00)	2.00
Ratio Coverage Deficiency (b),(c)	(1,577)	(18,793)	(24,309)	(73,320)	—

(a)	Includes approximately 21% of rent expense for each period presented as deemed by management to be the interest component of such rentals.

(b)	Due to the loss from operations for the year ended December 31, 2003, 2004, 2005, and 2006, there were insufficient earnings of $1.6 million, $18.8 million, $24.3 million and $73.3 million, respectively, to cover fixed charges.

(c)	Earnings for the year ended December 31, 2007 included a $115.5 million gain on troubled debt restructuring. Excluding the impact of this gain, earning would have been insufficient to cover fixed charged by $47.8 million.